Exhibit 3.1
AMENDMENT NO. 3
to
RIGHTS AGREEMENT
between

BEACON POWER CORPORATION
and
COMPUTERSHARE TRUST COMPANY, N.A. (fka EQUISERVE TRUST COMPANY, N.A.)

Dated as of October 24, 2007

This AMENDMENT NO. 3, dated as of October 24, 2007 to Rights Agreement, dated as of September 25, 2002, is between Beacon Power Corporation, a Delaware corporation (the “Company”), and Computershare Trust Company, N.A. (fka Equiserve Trust Company, N.A.), as Rights Agent (the “Rights Agent”), as previously amended by Amendment No. 1 dated as of December 27, 2002 and Amendment No. 2 dated as of August 8, 2007 (as amended, the “Rights Agreement”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Rights Agreement.

WHEREAS, the Board of Directors of the Company (the “Board”) has resolved to amend the Rights Agreement to allow The Quercus Trust and Persons who are Beneficial Owners through it to have a beneficial ownership percentage of up to 20%, and also to exclude from beneficial ownership computations when determining whether a person has become an Acquiring Person those securities which might otherwise be acquired by exercising a warrant but for a limitation in such warrant which prevents such exercise to the extent it would cause such person to become an Acquiring Person, all pursuant to Section 27 of the Rights Agreement.

NOW THEREFORE, in consideration of the premises and mutual agreements contained herein, the parties hereto agree as follows:

1.	AMENDMENTS. The Rights Agreement is amended as follows:

1.1	Section 1(a) is amended and restated in its entirety to read as follows:

“(a) “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% (except that such percentage shall be 20% for The Quercus Trust and Persons who are Beneficial Owners through it (Quercus, together with such Persons, the “Quercus Owners”)) or more of the Common Shares of the Company, but shall not include (i) the Company, any Subsidiary of the Company, any employee benefit or compensation plan of the Company or of any Subsidiary of the Company, or any Person holding Common Shares for or pursuant to the terms of any such plan (each, an “Exempt Person”), (ii) any such Person who has become and is the Beneficial Owner of 15% (or, in the case of the Quercus Owners, 20%) or more of the Common Shares of the Company solely as a result of (A) the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional Common Shares if such acquisition was made in the good faith belief that such acquisition would not (x) cause the Beneficial Ownership by such Person, together with its Affiliates and Associates, to be 15% (or, in the case of the Quercus Owners, 20%) or more of the Common Shares of the Company outstanding at the time of such acquisition and such good faith belief was based on the good faith reliance on information contained in publicly filed reports or documents of the Company that are inaccurate or out-of-date or (y) otherwise cause a Distribution Date or the adjustment provided for in Section 11(a) to occur or (B) the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional Common Shares of the Company if the Board of Directors determines that such acquisition was made in good faith without the knowledge by such Person or Affiliates or Associates that such Person would thereby become an Acquiring Person, which determination of the Board of Directors shall be conclusive and binding on such Person, the Rights Agent, the holders of the Rights and all other Persons or (iii) any such Person who has become and is the Beneficial Owner of 15% (or, in the case of the Quercus Owners, 20%) or more of the Common Shares of the Company solely as a result of the operation of part (iii) of the definition of Beneficial Ownership if, in the sole opinion of the Directors, the agreement, arrangement or understanding that gives rise to the Beneficial Ownership was already extant on the date hereof, provided that Beneficial Ownership of no more than 5% of the Common Shares of the Company has been acquired by the parties to such agreement, arrangement or understanding in the aggregate after the date hereof. Notwithstanding the foregoing, if any Person that is not an Acquiring Person due to (ii)(A) or (ii)(B) of the prior sentence does not reduce its percentage of Beneficial Ownership of Common Shares of the Company to less than 15% (or, in the case of the Quercus Owners, 20%) by the Close of Business on the tenth calendar day after notice from the Company (the date of notice being the first day) that such Person's Beneficial Ownership of Common Shares would make it an Acquiring Person, such Person shall, at the end of such ten calendar day period, become an Acquiring Person (and such clause (ii)(A) or (ii)(B) shall no longer apply to such Person). For purposes of this definition, the determination whether any Person acted in “good faith” shall be conclusively determined by the Board of Directors. Notwithstanding anything in this definition of Acquiring Person to the contrary, no Person shall become an “Acquiring Person” as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% (or, in the case of the Quercus Owners, 20%) or more of the Common Shares of the Company; provided, however, that if a Person shall become the Beneficial Owner of 15% (or, in the case of the Quercus Owners, 20%) or more of the Common Shares of the Company by reason of share acquisitions by the Company and shall, after such share acquisitions by the Company, become the Beneficial owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an “Acquiring Person” unless upon becoming the Beneficial Owner of such additional Common Shares such Person does not beneficially own 15% (or, in the case of the Quercus Owners, 20%) or more of the Common Shares.”

1.2
Paragraph (ii) of Section 1(d) (whose preamble is “(d) A Person shall be deemed the “Beneficial Owner” of, a Person’s “Beneficial Ownership” shall include and a Person shall be deemed to “beneficially own” any securities:”) is amended and restated in its entirety to read as follows:

“(ii) which such Person or any of such Person's Affiliates or Associates has (1) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group member with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights (other than these Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, (x) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange or (y) securities which might be otherwise be acquired through exercise of a warrant but for a limitation in such warrant or elsewhere that limits exercise to those securities that would not (when added to those otherwise beneficially owned) cause the holder to become an Acquiring Person; or (2) the right to vote, or the right to direct the vote, pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security, if the agreement, arrangement or understanding to vote, or direct the vote of, such security (x) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (y) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report); or”

1.3	The second full paragraph of Exhibit C (which is entitled Summary of Rights to Purchase Preferred Shares) is amended and restated in its entirety as follows:

“Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an “Acquiring Person”) have acquired beneficial ownership of 15% (or, in the case of the Quercus Owners, 20%) or more of the outstanding Common Shares or (ii) such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding Common Shares which could result in such person or group becoming the beneficial owner of more than 15% of the outstanding Common Shares (the earlier of such dates being the “Distribution Date”), the Rights will not be represented by a separate certificate, and will not be transferable apart from the Common Stock, but will instead be evidenced, (i) with respect to any of the shares of Common Stock held in uncertificated book-entry form (a “Book-Entry”) outstanding as of the Record Date, by such Book-Entry and (ii) with respect to the shares of Common Stock evidenced by Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates, together with a copy of this Summary of Rights.”

2.	Miscellaneous.

2.1
No Further Amendments. Except as specifically amended hereby, the Rights Agreement shall remain unmodified and in full force and effect, and the Rights Agreement is hereby ratified and affirmed in all respects.

2.2	Governing Law. This Amendment No. 3 shall be governed by and construed in accordance with the laws of the State of Delaware.

2.3
Counterparts. This Amendment No. 3 may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to be duly executed and delivered on October 24, 2007.

BEACON POWER CORPORATION

By:	/s/ James M. Spiezio
Name: James M. Spiezio
Title: Chief Financial Officer

COMPUTERSHARE TRUST COMPANY, N.A. (fka EQUISERVE TRUST COMPANY, N.A.)

By:	/s/ Tyler Haynes
Name: Tyler Haynes
Title: Manager